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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 69181

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/2020** (MM/DD/YY) AND ENDING **12/31/2020** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Public Brokers, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

625 E Fort Union Blvd., Suite 101
(No. and Street)

Salt Lake City	UT	84047
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

James Dowd — **415-315-9916**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFCATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Jennifer Wray CPA PLLC
(Name – *if individual, state last, first, middle name*)

16418 Beewood Glen Dr.	Sugar Land	TX	77498
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

CONFIDENTIAL TREATMENT REQUESTED

OATH OR AFFIRMATION

I, __James Dowd__ , swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

__Public Brokers, LLC__ , as

of __December 31__ , 20 __20__ , are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

None



MARY JOYCE MARTINEZ
Notary Public - State of New York
NO. 01MA6264166
Qualified in Richmond County
My Commission Expires __6/25/2024__

_____
Signature

CEO
_____
Title

_____
Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

PUBLIC BROKERS LLC

FINANCIAL STATEMENTS
AND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

DECEMBER 31, 2020

(CONFIDENTIAL Pursuant to Rule 17a-5(e)(3))

SEC I.D. No. 8-69181

PUBLIC BROKERS LLC

**FINANCIAL STATEMENTS
AND
SUPPLEMENTAL INFORMATION**

DECEMBER 31, 2020

Contents



Jennifer Wray CPA PLLC

16418 Beewood Glen Dr Sugar Land, TX 77498 Tel: 281-923-7665 Email: jenniferwraycpa@yahoo.com PCAOB#6328

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the member of
Public Brokers, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Public Brokers, LLC as of December 31, 2020, the related statements of income, changes in member's equity, and cash flows for the year ended December 31, 2020, and the related notes and schedules. In our opinion, the financial statements present fairly, in all material respects, the financial position of Public Brokers, LLC as of December 31, 2020 and the results of its operations and its cash flows for the year ended December 31, 2020 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Public Brokers, LLC's management. Our responsibility is to express an opinion on Public Brokers, LLC financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Public Brokers, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The supplementary information contained in Schedules I, II and III have been subjected to audit procedures performed in conjunction with the audit of Public Brokers, LLC financial statements. The supplemental information is the responsibility of Public Brokers, LLC management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Supplementary schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

Jennifer Wray CPA PLLC

We have served as Public Brokers, LLC's auditor since 2019.

Sugar Land, Texas

Feb 26, 2021

1

PUBLIC BROKERS LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2020

Assets

Cash and cash equivalents	$	68,171
Other current assets		2,680
Total assets	$	70,851

Liabilities and members' equity

Liabilities:

Due to affiliates	$	7,899
Members' equity		62,952
Total liabilities and members' equity	$	70,851

NOTE 1:   **Organization and Nature of Business**

Public Brokers, LLC (the "Company") is a Delaware limited liability company located in Salt Lake City, Utah. The Company is a registered broker-dealer with the Securities and Exchange Commission ("SEC"), and a member of the Financial Industry Regulatory Authority ("FINRA"), effective August 29, 2013.

On December 10, 2018 the Company's shareholders entered a Membership Interest Purchase Agreement with North Capital Investment Technology, Inc. ("NCIT") to sell all of the membership interest of the Company to NCIT. The transaction received FINRA approval under Rule 1017 application on May 1, 2019. The Company changed names from Cedarbridge Securities, LLC as a part of the transaction.

NOTE 2:   **Significant Accounting Policies**

Basis of Presentation
The Company maintains its books and records and prepares its financial statements on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America ("GAAP").

Revenue Recognition
Effective January 1, 2018, the Company adopted ASC Topic 606, Revenue from Contracts with Customers ("ASC Topic 606"). The new revenue recognition guidance requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management of the Company to make estimates and assumptions that affect certain reported amounts and disclosures. Management believes that the estimates utilized in preparing its financial statements are reasonable and prudent; however, actual results could differ from those estimates.

Recently Issued Accounting Pronouncements
In February 2016, the FASB issued a new accounting pronouncement regarding lease accounting for reporting periods beginning after December 15, 2019. A leasee will be required to recognized on the balance sheet, the assets and liabilities for lease terms of more than 12 months. The Company evaluated ASU 2014-09 and determined there was no impact to the financial statements and related disclosures.

NOTE 2:   **Significant Accounting Policies (cont.)**

Cash and Cash Equivalents

All unrestricted highly liquid investments with initial or remaining maturities of less than 90 days at the time of purchase are considered cash and cash equivalents. The Company's cash is held by major financial institutions. At times, such amount may exceed the Federal Deposit Insurance Corporation ("FDIC") limit of $250,000. At December 31, 2020, the Company did not exceed the limit. At December 31, 2020, the Company did not have any cash equivalents.

Income Taxes

The company operates as a limited liability company for tax purposes and files as a partnership. All income and losses are reported by the members on the partnership tax return. Therefore, all income taxes are the responsibility of the members based on their percentages according to the operating agreement.

Income taxes are accounted for under Accounting Standards Codification ("ASC") 740, *Income Taxes,* ("ASC 740"). Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. To the extent that it is more likely than not that deferred tax assets will not be recognized, a valuation allowance would be established to offset their benefit. The Company member's tax returns remain subject to examination by the appropriate taxing jurisdiction for tax years ending after December 31, 2017.

Fair Value of Financial Instruments

The Company estimates that the fair value of financial instruments recognized on the statement of financial condition approximates their carrying value, as such financial instruments are short term in nature. Other assets and liabilities with short and intermediate-term maturities and defined settlement amounts, including receivables, payables, and accrued expenses are reported at their contractual amounts, which approximate fair value.

NOTE 3: **Regulatory requirements**

The Company, as a registered broker-dealer in securities, is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c-3-1). The Company has elected to operate under that portion of the Rule which requires that the Company maintain "net capital" equal to the greater of $5,000 or 6 2/3% of "aggregate indebtedness," as those terms are defined in the Rule. At December 31, 2020, the Company had net capital of $60,272, which was $55,262 in excess of regulatory requirement net capital of $5,000. At December 31, 2020, the Company had a net capital ratio was 0.13 to 1.

Advances to affiliates, contributions, distributions and other withdrawals are subject to certain notification and other requirements of Rule 15c3-1 and other regulatory bodies.

On November 12, 2020, the Company amended its Membership Agreement with FINRA as a Broker Dealer to no longer claim exemption (k)(2)(i) from SEC Rule 15c3-3 and instead will not claim exemption in reliance of footnote 74 to SEC Release 34-70073.

NOTE 4: **Commitment and Contingencies**

The Company has no commitments or contingencies as of December 31, 2020.

NOTE 5: **Related Party**

The Company entered into an expense sharing agreement with its sole member, NCIT and affiliates North Capital, Inc. and North Capital Private Securities Corporation, together "North Capital", in which North Capital provides office, compensation and additional services in exchange for reimbursement of a specified percentage of such office, compensation and additional services. For the year ended December 31, 2020, the Company incurred expenses of $45,516 related to this agreement, which includes employee compensation, rent and other office expenses paid on the Company's behalf.

NOTE 6: **Subsequent Events**

On February 4, 2021, North Capital Investment Technology, Inc. (NCIT) entered into a Membership Interest Purchase Agreement with Finitive Holdings, Inc (Finitive) whereas Finitive agreed to purchase 20% of Public Brokers, LLC and will purchase the remaining 80% interest upon approval from FINRA.